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                                                             EXHIBIT (a)(1)(iii)

                              MOTORVAC LETTERHEAD

                                 August 3, 2000

Dear Stockholder:

     MotorVac Technologies, Inc. is offering to purchase up to 1,612,166 shares of our common stock (representing approximately 35% of the currently outstanding shares), at a price of $3.50 per share subject to the terms and conditions of the Offer to Purchase.

     We will purchase all of the shares that are properly tendered (and are not withdrawn) for cash at the purchase price of $3.50, net to the selling stockholder.

     If you do not wish to participate in the offer, you do not need to take any action.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions on how to do so are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer.

     Neither MotorVac nor our Board of Directors or senior management makes any recommendation to any stockholder whether to tender all or any shares. Our continuing directors and executive officers have advised us that they do not intend to tender any shares in this offer.

                                      Sincerely,

                                      /s/ Lee W. Melody
                                      President and Chief
                                      Executive Officer